UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2022

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 28, 2022	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. April 28, 2022 ASE Technology Holding First Quarter 2022 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2021 Annual Report on Form 20 - F filed on March 29, 2022.

3 Consolidated Statements of Income Quarterly Comparison (unaudited) (NT$ Million) Q1 / 2022 % Q4 / 2021 % Q1/ 2021 % QoQ YoY Net Revenues: ATM 82,355 57.0% 90,583 52.4% 71,184 59.6% -9% 16% EMS 61,163 42.4% 81,541 47.2% 47,684 39.9% -25% 28% Others 873 0.6% 812 0.4% 602 0.5% 8% 45% Total Net Revenues 144,391 100.0% 172,936 100.0% 119,470 100.0% -16% 21% Gross Profit 28,471 19.7% 32,894 19.0% 21,886 18.3% -13% 30% Operating Income (Loss) 16,113 11.2% 19,615 11.3% 10,908 9.1% -18% 48% Pretax Income (Loss) 16,663 11.5% 37,336 21.6% 11,180 9.4% -55% 49% Income Tax Benefit (Expense) (3,278) -2.3% (5,592) -3.2% (2,451) -2.1% Non-controlling Interest (478) -0.3% (828) -0.5% (252) -0.2% Net Income Attributable to Shareholders of the Parent 12,907 8.9% 30,916 17.9% 8,477 7.1% -58% 52% Basic EPS 3.01 7.20 1.97 -58% 53% Diluted EPS 2.92 6.99 1.92 -58% 52% Legal Entity Basis

Consolidated Statements of Income

Quarterly Comparison
(unaudited)

	Pro Forma Basis							
(NT$ Million)	Q1 / 2022	%	Q4 / 2021*	%	Q1/ 2021*	%	QoQ	YoY
Net Revenues:								
ATM	82,355	57.0%	83,805	50.4%	65,557	57.6%	-2%	26%
EMS	61,163	42.4%	81,541	49.1%	47,684	41.9%	-25%	28%
Others	873	0.6%	812	0.5%	602	0.5%	8%	45%
Total Net Revenues	144,391	100.0%	166,158	100.0%	113,843	100.0%	-13%	27%
Gross Profit	28,471	19.7%	31,454	18.9%	20,868	18.3%	-9%	36%
Operating Income (Loss)	16,113	11.2%	18,776	11.3%	10,405	9.1%	-14%	55%
Pretax Income (Loss)	16,663	11.5%	18,873	11.4%	10,625	9.3%	-12%	57%
Income Tax Benefit (Expense)	(3,278)	-2.3%	(3,586)	-2.2%	(2,392)	-2.1%		
Non-controlling Interest	(478)	-0.3%	(828)	-0.5%	(252)	-0.2%		
Net Income Attributable to Shareholders of the Parent	12,907	8.9%	14,459	8.7%	7,981	7.0%	-11%	62%
Basic EPS	3.01		3.37		1.85		-11%	63%
Diluted EPS	2.92		3.21		1.80		-9%	62%

Additional Commentary From Management[1&2]:

Gross Profit excl. PPA expenses	29,391	20.4%	32,379	19.5%	21,893	19.2%	-9%	34%
Operating Profit excl. PPA expenses	17,295	12.0%	19,963	12.0%	11,699	10.3%	-13%	48%
Net Profit excl. PPA expenses	14,070	9.7%	15,648	9.4%	9,249	8.1%	-10%	52%
Basic EPS excl. PPA expenses	3.28		3.64		2.15		-10%	53%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.13bn in 1Q22, $1.14bn in 4Q21 and $1.18bn in 1Q21.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, income tax benefit and non-controlling interest $0.04bn in 1Q22, $0.07bn in 4Q21 and $0.12bn in 1Q21.

*: We are providing the unaudited pro forma financial information to aid you in your analysis of the financial aspects of our disposal of the China Sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and China sites' historical financial statements, given effect to the disposal as if it had occurred for the preceding quarters of 1Q21 and 4Q21.

ASE GROUP
© ASE Group. All rights reserved.
4

5 ATM Statements of Income Quarterly Comparison (unaudited) (NT$ Million) Q1 / 2022 % Q4 / 2021 % Q1 / 2021 % QoQ YoYNet Revenues: Packaging 69,921 83.2% 76,664 83.4% 61,545 83.4% -9% 14% Testing 12,583 15.0% 13,756 15.0% 11,131 15.1% -9% 13% Direct Material 1,479 1.8% 1,502 1.6% 1,044 1.4% -2% 42% Others 42 0.0% 36 0.0% 47 0.1% 17% -11% Total Net Revenues 84,025 100.0% 91,958 100.0% 73,767 100.0% -9% 14% Gross Profit 23,101 27.5% 25,741 28.0% 18,007 24.4% -10% 28% Operating Income (Loss) 14,012 16.7% 16,056 17.5% 9,918 13.4% -13% 41% Legal Entity Basis

ATM Statements of Income

Quarterly Comparison

(unaudited)

(NT$ Million)	Pro Forma Basis							
	Q1 / 2022	%	Q4 / 2021*	%	Q1 / 2021*	%	QoQ	YoY
Net Revenues:								
Packaging	69,921	83.2%	70,942	83.3%	56,844	83.4%	-1%	23%
Testing	12,583	15.0%	12,700	14.9%	10,204	15.0%	-1%	23%
Direct Material	1,479	1.8%	1,502	1.8%	1,044	1.5%	-2%	42%
Others	42	0.0%	36	0.0%	47	0.1%	17%	-11%
Total Net Revenues	84,025	100.0%	85,180	100.0%	68,139	100.0%	-1%	23%
Gross Profit	23,101	27.5%	24,301	28.5%	16,989	24.9%	-5%	36%
Operating Income (Loss)	14,012	16.7%	15,216	17.9%	9,415	13.8%	-8%	49%
Additional Commentary From Management[1]:								
Gross Profit excl. PPA expenses	23,979	28.5%	25,180	29.6%	17,872	26.2%	-5%	34%
Operating Profit excl. PPA expenses	15,140	18.0%	16,345	19.2%	10,551	15.5%	-7%	43%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation and amortization $1.13bn both in 1Q22 and 4Q21 and $1.14bn in 1Q21.

*: We are providing the unaudited pro forma financial information to aid you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and China Sites' historical financial statements, given effect to the disposal as if it had occurred for the preceding quarters of 1Q21 and 4Q21.

ASE GROUP
© ASE Group. All rights reserved.
6

7 ATM Operations (unaudited) 16,989 18,876 23,181 24,301 23,101 68,139 72,747 83,321 85,180 84,025 24.9% 25.9% 27.8% 28.5% 27.5% 0% 10% 20% 30% 40% 50% 0 20,000 40,000 60,000 80,000 100,000 Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 NT$ Million Gross Profit Gross Margin Revenue *: We are providing the unaudited pro forma financial information to aid you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and China Sites ’ historical financial statements, given effect to the disposal as if it had occurred for the preceding quarters of 1Q21 and 4Q21.

8 ATM Revenue by Application (unaudited) 53% 52% 53% 53% 52% 14% 15% 15% 16% 16% 33% 33% 32% 31% 32% 0% 20% 40% 60% 80% 100% Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Communication Computing Automotive, Consumer & Others *: We are providing the unaudited pro forma financial information to aid you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and China Sites ’ historical financial statements, given effect to the disposal as if it had occurred for the preceding quarters of 1Q21 and 4Q21.

9 37% 36% 39% 40% 43% 38% 40% 37% 36% 34% 8% 7% 7% 7% 6% 15% 15% 15% 15% 15% 2% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Material Testing Others Wirebonding Bump/FC/WLP /SiP ATM Revenue by Type (unaudited) *: We are providing the unaudited pro forma financial information to aid you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and China Sites ’ historical financial statements, given effect to the disposal as if it had occurred for the preceding quarters of 1Q21 and 4Q21.

10 EMS Operations Quarterly Comparison & Revenue by Application (unaudited ) (NT$ Million) Q1 / 2022* % Q4 / 2021* % Q1/ 2021* % QoQ YoY EMS Net Revenues 61,166 100.0% 81,544 100.0% 47,693 100.0% -25% 28% Gross Profit 5,380 8.8% 7,108 8.7% 4,011 8.4% -24% 34% Operating Income (Loss) 2,200 3.6% 3,599 4.4% 1,176 2.5% -39% 87% *: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/ Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right - of - use assets and deferred tax liability. The PPA expenses excluded are related to depreciation and amortization $0.05bn in 1Q22, $0.06bn in 4Q21 and 0.16bn in 1Q21. 39% 39% 38% 38% 40% 7% 10% 10% 8% 10% 33% 28% 33% 38% 29% 14% 16% 12% 11% 13% 5% 5% 5% 4% 6% 2% 2% 2% 1% 2% 0% 20% 40% 60% 80% 100% Q1/21 Q2/21 Q3/21 Q4/21 Q1/22 Communication Computing Consumer Industrial Automotive Others

11 Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Mar. 31, 2022 Dec. 31, 2021 Cash and cash equivalent 84,426 76,073 Financial assets - current 4,698 3,075 Financial assets - non current & investments - equity method 23,202 23,260 Property, plant & equipment 247,541 239,867 Total assets 696,148 672,934 Short-term loans 49,990 41,037 Current portion of bonds payable 8,203 9,903 Current portion of long-term loans 2,622 4,526 Bonds payable 40,521 42,365 Long-term loans & long-term bills payable 116,386 121,946 Total interest bearing debts 225,139 227,176 Total liabilities 432,388 398,301 Total equity (Including non-controlling interest) 263,760 274,633 Quarterly EBITDA 30,661 51,938 Current ratio 1.22 1.39 Net debt to equity ratio 0.52 0.54

12 Equipment Capital Expenditure vs. EBITDA (unaudited) 432 567 425 437 443 830 916 1,108 1,174 1,100 0 200 400 600 800 1,000 1,200 Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 US$ Million Capex EBITDA *: We are providing the unaudited pro forma financial information to aid you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and China Sites ’ historical financial statements, given effect to the disposal as if it had occurred for the preceding quarters of 1Q21 and 4Q21.

13 Second Quarter 2022 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the second quarter of 2022 to be as follows: • On a pro forma basis, in US dollar terms, our ATM 2 nd quarter 2022 business levels should be slightly above 4 th quarter 2021 levels; • On a pro forma basis, our ATM 2 nd quarter 2022 gross margin should be slightly above our 1 st quarter 2022 gross margin; • In US dollar terms, our EMS 2 nd quarter 2022 business level should be similar with 1 st quarter 2022 levels; • Our EMS 2 nd quarter 2022 operating margin should be slightly lower than 1 st quarter 2022 levels. *: Due to the impact of the COVID - 19 outbreak, our outlook continues to be subject to a higher degree of risk. The information provided is done so as a reference of our current view as of the date of this presentation. Our business, financial condition an d results of operations are of greater adverse risk; and, as a result, there may be a higher likelihood of material variances b etw een our expected and actual results .

14 www.aseglobal.com Thank You

Appendix 1

Consolidated Statements of Comprehensive Income

Pro Forma Historical Data*

(unaudited)

(NT$ Million)	Q1/2021	%	Q2/2021	%	Q3/2021	%	Q4/2021	%	FY/2021	%
Net Revenues:										
ATM	65,557	57.6%	70,919	58.8%	82,019	57.0%	83,805	50.4%	302,300	55.5%
EMS	47,684	41.9%	49,147	40.7%	61,116	42.5%	81,541	49.1%	239,488	44.0%
Others	602	0.5%	619	0.5%	758	0.5%	812	0.5%	2,791	0.5%
Total Net Revenues	113,843	100.0%	120,685	100.0%	143,893	100.0%	166,158	100.0%	544,579	100.0%
Gross Profit	20,868	18.3%	23,470	19.4%	29,251	20.3%	31,454	18.9%	105,043	19.3%
Operating Income (Loss)	10,405	9.1%	12,394	10.3%	17,463	12.1%	18,776	11.3%	59,038	10.8%
Pretax Income (Loss)	10,625	9.3%	12,440	10.3%	17,429	12.1%	18,873	11.4%	59,368	10.9%
Income Tax Benefit (Expense)	(2,392)	-2.1%	(2,543)	-2.1%	(3,505)	-2.4%	(3,586)	-2.2%	(12,027)	-2.2%
Non-controlling Interest	(252)	-0.2%	(358)	-0.3%	(668)	-0.5%	(828)	-0.5%	(2,106)	-0.4%
Net Income Attributable to Shareholders of the Parent	7,981	7.0%	9,539	7.9%	13,256	9.2%	14,459	8.7%	45,235	8.3%
Basic EPS	1.85		2.21		3.07		3.37		10.51	
Diluted EPS	1.80		2.12		2.99		3.21		10.12	
FX (NTD/USD)	28.30		28.03		27.79		27.78		27.98	

*: We are providing the unaudited pro forma financial information to aid you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and China Sites' historical financial statements, given effect to the disposal as if it had occurred for the preceding quarters of 1Q21 and 4Q21.

ASE GROUP
© ASE Group. All rights reserved.
15

16 Appendix 2 ATM Statements of Comprehensive Income Pro Forma Historical Data* (unaudited) (NT$ Million) Q1/2021 % Q2/2021 % Q3/2021 % Q4/2021 % FY/2021 % Net Revenues: Packaging 56,844 83.4% 60,716 83.5% 69,512 83.4% 70,942 83.3% 258,014 83.4% Testing 10,204 15.0% 10,656 14.6% 12,354 14.8% 12,700 14.9% 45,914 14.9% Direct Material 1,044 1.5% 1,372 1.9% 1,429 1.7% 1,502 1.8% 5,347 1.7% Others 47 0.1% 3 0.0% 26 0.0% 36 0.0% 112 0.0% Total Net Revenues 68,139 100.0% 72,747 100.0% 83,321 100.0% 85,180 100.0% 309,387 100.0% Gross Profit 16,989 24.9% 18,876 25.9% 23,181 27.8% 24,301 28.5% 83,346 26.9% Operating Income (Loss) 9,415 13.8% 11,048 15.2% 14,667 17.6% 15,216 17.9% 50,345 16.3% FX (NTD/USD) 28.30 28.03 27.79 27.78 27.98 *: We are providing the unaudited pro forma financial information to aid you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and China Sites ’ historical financial statements, given effect to the disposal as if it had occurred for the preceding quarters of 1Q21 and 4Q21.

Appendix 3

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ Thousand)	Q1/2021	Q2/2021	Q3/2021	Q4/2021	FY/2021	Q1/2022
Revenues	119,469,784	126,926,346	150,664,816	172,936,186	569,997,132	144,390,827
COGS	97,583,415	102,122,197	119,880,851	140,041,892	459,628,355	115,919,599
PPA under COGS	1,024,525	933,946	931,880	925,188	3,815,539	920,316
Gross profit	21,886,369	24,804,149	30,783,965	32,894,294	110,368,777	28,471,228
Gross profit excl. PPA	22,910,894	25,738,095	31,715,845	33,819,482	114,184,316	29,391,544
OPEX	10,977,703	11,630,191	12,357,669	13,278,865	48,244,428	12,358,395
PPA under OPEX	269,154	263,543	262,097	261,699	1,056,493	261,477
Operating income	10,908,666	13,173,958	18,426,296	19,615,429	62,124,349	16,112,833
Operating income excl. PPA	12,202,345	14,371,447	19,620,273	20,802,316	66,996,381	17,294,626
Non Op gain/(loss)	271,633	170,726	48,235	17,720,464	18,211,058	549,787
PPA under Non Op gain/ (loss)	43,225	2,813	39,929	40,799	126,766	3,637
Non Op gain/ (loss) excl. PPA	314,858	173,539	88,164	17,761,263	18,337,824	553,424
Pretax income	11,180,299	13,344,684	18,474,530	37,335,892	80,335,405	16,662,621
PPA under Pretax income	1,336,904	1,200,302	1,233,906	1,227,686	4,998,798	1,185,430
Pretax income excl. PPA	12,517,203	14,544,986	19,708,436	38,563,578	85,334,203	17,848,051
Tax expenses	2,451,096	2,648,128	3,630,545	5,592,057	14,321,826	3,277,505
PPA under Tax expense	(38,471)	(16,250)	(20,612)	(21,430)	(96,773)	(13,081)
Tax expense excl. PPA	2,489,567	2,664,378	3,651,157	5,613,487	14,418,599	3,290,586
Non-controlling interest	252,076	358,136	667,705	827,984	2,105,901	477,834
PPA under Non-controlling interest	30,714	12,788	15,661	16,695	75,858	9,074
Non-controlling interest excl. PPA	282,790	370,924	683,366	844,679	2,181,759	486,908
Net income attributable to shareholders of the parent	8,477,127	10,338,420	14,176,280	30,915,851	63,907,678	12,907,282
PPA expenses under Net income attributable to shareholders of the	1,267,719	1,171,264	1,197,633	1,189,561	4,826,167	1,163,275
Net income attributable to shareholders of the parent excl. PPA	9,744,846	11,509,684	15,373,913	32,105,412	68,733,845	14,070,557
Total PPA expenses	1,298,433	1,184,052	1,213,294	1,206,256	4,902,025	1,172,349
Basic EPS (NT$)	1.97	2.40	3.29	7.20	14.84	3.01
Basic EPS (NT$) excl. PPA	2.26	2.67	3.56	7.48	15.96	3.28
Diluted EPS (NT$)	1.92	2.30	3.20	6.99	14.40	2.92
Diluted EPS (NT$) excl. PPA	2.21	2.57	3.47	7.27	15.50	3.19

ASE GROUP
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17